Exhibit 99.1

                            Explanation of Responses

(2) Mr. Bryson directly owns 100 Class A membership units of PP Holding, LLC, a Delaware limited liability company ("PPH"), representing approximately .07% of the outstanding membership interests of PPH. PPH directly owns 10,442,132 shares of Common Stock. Because Mr. Bryson is not a controlling member of PPH and because Mr. Bryson does not have or share investment control over the shares of the Issuer's common stock owned by PPH, Mr. Bryson has no pecuniary interest in such shares of the Issuer's common stock within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934.